UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

NEWS RELEASE

Vancouver, British Columbia - Tuesday December 23, 1am PST
International Hi-Tech Industries Inc. (IHI) (TSX:IHI; OTC BB:IHITF)

IHI NOVEMBER/DECEMBER PROGRESS REPORT

SALES AND MARKETING

IHI has recently engaged several independent sales agents, each on a non-exclusive basis, to promote IHI products, both for Low-rise and Hi-rise buildings in Canada. The Company intends to implement similar arrangements on a global basis later.

The Company continues to demonstrate IHI's building technology to both local and international developers, contractors and architects on a continuous basis. The Company is now looking to develop support teams for its primary potential markets: Residential, Hi-rise and Industrial and Public Sector sales. The Company is also exploring setting up a US and international sales and marketing office in New York.

ARTIC MARKETS

The Company continues to develop, produce and sell IHI products adapted for the extreme temperature conditions of remote northern climates, where its standard environmentally friendly characteristics and energy efficient design features are extremely cost competitive. The Company has designed and developed a new form of mobile home for sale into the Arctic region. This model includes two options: a mobile insulated water tank and a mobile insulated septic tank. The Company does not expect to earn any material income from this initial sale. If the model is successful, the Company hopes to achieve significant returns from subsequent sales.

The Company continues to sell more advanced environmentally sensitive road panels to the oil industry for this region.

Previously, the Company developed and sold a mobile classroom with an extremely high R-Value insulation rating. The structure was designed so that it could be moved in one complete module including the ground slab, without damage.

Although no material income has been derived from these Arctic-based projects to date, the Company is negotiating various sizeable projects for execution in 2004.

IHI HI-RISE DEVELOPMENTS

IHI Planning Ltd., a wholly owned subsidiary of the Company, was retained to design an optimal solution for an expansion of an existing banquet Hall facility in Toronto. This is the first stage of the facility's planned development into a hotel suite complex.

Both of the Company's Greater Vancouver Region Hi-rise projects are proceeding according to plan. A separate news release will be issued in the near future, updating further progress on the two projects, which will feature IHI's breakthrough building technology in the Hi-rise development market.

RESEARCH AND DEVELOPMENT

The Company has designed and developed a floating dock marina utilizing IHI's building technology. The Company, with its business associates, will test the first prototype on an ocean site shortly.

OTHER COMPANY PROGRESS

IHI is also pleased to announce that our potential joint venture partner, Earthquake Resistant Structures Inc. of Delaware, a company owned by the President's mother, has entered into an amended agreement with IHI International to expand its licensed territory to include South East Asia and the balance of South America. The transaction is subject to regulatory acceptance. Earthquake Resistant Structures Inc. currently has potential joint venture rights with respect to the Far East territory.

PATENTS ISSUED

IHI is pleased to announce that additional patents have been accepted in the following jurisdictions: Europe, India and Mexico. Current patents encompass IHI's earthquake, wind, fire and sound resistant pre-fabricated building panels, as well as structures made from these panels. IHI now has 72 patent claims fully issued in 157 countries and pending in another 23 countries. The Company and its international subsidiary are planning to file for additional new sets of worldwide patents in 2003.

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building technology in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's building technology, which is held under a licence, has attracted interest from more than 65 different countries worldwide.

HOLIDAY GREETINGS

The Company would like to thank its clients, shareholders, partners, management, employees, consultants and friends for their continuous support and we wish each of them and their families a safe, happy holiday and a healthy and prosperous new year. To view our company greeting card, please click here.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ ROGER A. RACHED, PRESIDENT

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Company's website at www.ihi.ca or contact us by:
Telephone: 604-733-5400
Fax: 604-734-8300
Email: info@ihi.ca

Media Contact:
Susan Hahn & Associates
Telephone: 212-986-6286
Fax: 212-949-7274
Email: SusanHahn@nyc.com

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect the management's view only as of the date hereof. The Company undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: January 23, 2004

_____________________________
Roger A. Rached, President & CEO